UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Compensation Adjustment of the Chairwoman of the Board

On February 14, 2026, compensation committee of the board of directors (the “Board”) the Paranovus Entertainment Technology Limited (the “Company”) recommended the Board to approve, and the Board approved on the same date, an adjustment to Ms. Minzhu Xu’s compensation for her services as the chairwoman of the board of the Company, given the increased scale and complexity of the Company’s operation and Ms. Xu’s expanded responsibilities and increased involvement in the strategic direction and oversight of the Company.

As a result, effective on February 15, 2026, Ms. Xu’s annual compensation was increased from $50,000 in cash to $290,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: February 20, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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